Exhibit 99.2

RADVISION LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Israel (Rael) Kolevsohn and Adi Sfadia, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all Ordinary Shares, par value NIS 0.10  per share ("Ordinary Shares"), of RADVISION Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company (the "Meeting") to be held on Monday, April 30, 2012 at 10:00 a.m. (Israel time) at the principal offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and at any adjournment or adjournments thereof, and hereby revokes any prior proxies to vote said shares, upon the following items of business listed on the reverse side, which are more fully described in the Proxy Statement relating to the Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 3B SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RADVISION LTD.

April 30, 2012

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
To approve and adopt the merger agreement, dated as of March 14, 2012 (the "Merger Agreement"), by and among Avaya Inc. ("Avaya"), Sonic Acquisition Ltd. ("Merger Sub"), a wholly-owned indirect subsidiary of Avaya, and the Company, and approve the Merger and all other transactions contemplated by the Merger Agreement. All capitalized terms used and not defined in this Proxy Card shall have the meanings ascribed to them in the Proxy Statement.

☐ FOR                                ☐ AGAINST                                           ☐ ABSTAIN

2A.	To approve an amendment to the indemnification agreements between the Company and the Company’s directors who are not considered controlling shareholders of the Company or related to them.

☐ FOR                                ☐ AGAINST                                           ☐ ABSTAIN

2B.	To approve an amendment to the indemnification agreements between the Company and the Company’s directors and officers who are considered controlling shareholders of the Company or related to them.

☐ FOR                                ☐ AGAINST                                           ☐ ABSTAIN

3A.
To approve an increase in the aggregate coverage available under the Company's current directors’ and officers’ liability insurance policy from $15,000,000 to $30,000,000, to be provided to directors of the Company serving from time to time in such capacity who are not considered controlling shareholders of the Company or related to them.

☐ FOR                                ☐ AGAINST                                           ☐ ABSTAIN

3B.
To approve an increase in the aggregate coverage available under the Company's current directors’ and officers’ liability insurance policy from $15,000,000 to $30,000,000, to be provided to directors and officers of the Company serving from time to time in such capacity who are considered controlling shareholders of the Company or related to them.

☐ FOR                                ☐ AGAINST                                           ☐ ABSTAIN

By signing this proxy card the undersigned hereby certifies that, unless the undersigned contacts the Company as required below, the undersigned is not an "Avaya Affiliate".  For purposes of this proxy card, an "Avaya Affiliate" means:  (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Avaya or Merger Sub; (2) a person or entity acting on behalf of Avaya, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Avaya, Merger Sub or any of the foregoing.

To the extent that your Ordinary Shares ARE HELD by any of the abovementioned, please contact Mr. Rael Kolevsohn, Adv., the General Counsel of the Company at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel; tel number: +972-3-767-9394; fax number: +972-3–767-9382.

The undersigned, by signature below, acknowledges receipt of the Proxy Statement of the Company relating to the Meeting. By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in Items 2B and 3B above under the Israeli Companies Law. (See the “Required Vote” section in ITEM II of the Proxy Statement for more information and for instructions on how to vote if you do have a “personal interest”.)

THIS PROXY MUST BE RECEIVED BY THE COMPANY’S TRANSFER AGENT OR AT ITS REGISTERED OFFICE IN ISRAEL AT LEAST FORTY-EIGHT (48) HOURS PRIOR TO THE APPOINTED TIME OF THE MEETING TO BE VALIDLY INCLUDED IN THE TALLY OF ORDINARY SHARES VOTED AT THE MEETING.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder _____________________________________ Date _____________

Signature of Shareholder _____________________________________ Date _____________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.